Exhibit 99.2

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Financial Position
(unaudited)

(amounts in 000's of Canadian Dollars)	November 30, 2013	May 31, 2013
ASSETS
Current
Cash and cash equivalents (note 4 (a))	$1,738	$653
Prepaid expenses and other assets	495	365
Total Current Assets	2,233	1,018
Non-current
Equipment	12	17
Total Non-Current Assets	12	17
Total Assets	$2,245	$1,035
LIABILITIES
Current
Accounts payable	$190	$713
Accrued liabilities	2,123	1,103
Promissory note payable (note 6(a))	863	—
Total Current Liabilities	3,176	1,816

Long-term
Loans payable (note 8 (b))	150	—
Convertible promissory notes (note 8 (a))	503	—
Total Long Term Liabilities	653	—

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	176,923	174,522
Equity portion of convertible promissory notes (note 8)	88	—
Stock options (note 7)	1,983	1,018
Contributed surplus	21,280	21,217
Warrants	2,000	2,421
Deficit	(203,858)	(199,959)
Total Equity	(1,584)	(781)
Total Liabilities and Equity	$2,245	$1,035

See accompanying notes to the condensed consolidated interim financial statements (unaudited)
Commitments, contingencies and guarantees (Note 11)
Subsequent events (Note 14)

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Nov. 30, 2013	Nov. 30, 2012	Nov. 30, 2013	Nov. 30, 2012
REVENUE	$ -	$ -	$ -	$ -

EXPENSES
Research and development (notes 10 and 11)	791	910	1,406	1,567
General and administrative (note 10)	1,938	714	2,389	1,321
Operating expenses	2,729	1,624	3,795	2,888
Finance expense	70	-	106	6
Finance income	(1)	(11)	(2)	(17)
Net financing expense (income)	69	(11)	104	(11)
Net loss and total comprehensive loss for the period	2,798	1,613	3,899	2,877
Basic and diluted loss per common share	$ 0.06	$ 0.04	$ 0.09	$ 0.07

Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per common share (000's) (note 6(e))	43,733	42,251	42,992	42,251

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

2

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statement of Changes in Equity
(unaudited)

(amounts in 000's of Canadian Dollars)	Share Capital	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Debt	Deficit	Total

Balance, June 1, 2013	$174,522	$ 1,018	$ 2,421	$21,217	-	$(199,959)	$ (781)

Issuance of warrants(note 6(a))	-	-	75	-	-	-	75

Warrant exercises (note 6(b))	2,401	-	(471)	-	-	-	1,930

Stock-based compensation (note 7)	-	1,003	-	-	-	-	1,003

Issuance of convertible notes	-	-	-	-	88	-	88

Expiry of stock options	-	(38)	-	38	-	-	-

Expiry of broker warrants			(25)	25	-		-

Net loss	-	-	-	-	$ -	$ (3,899)	$ (3,899)

Balance, November 30, 2013	$176,923	$ 1,983	$2,000	$21,280	$ 88	$(203,858)	$ (1,584)

Balance, June 1, 2012	170,036	535	609	21,186	-	(194,394)	(2,028)

Issuance of units	4,263	-	1,855	-	-	-	6,118

Warrant exercises	223	-	(43)	-	-	-	180

Stock-based compensation (note 7)	-	240	-	-	-	-	240

Expiry of stock options	-	(31)	-	31	-	-	-

Net loss	-	-	-	-	$ -	(2,877)	(2,877)

Balance, November 30, 2012	$174,522	$ 744	$ 2,421	$21,217	$ -	$(197,271)	$ 1,633

3

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	Nov. 30, 2013	Nov. 30, 2012	Nov. 30, 2013	Nov. 30, 2012
Cash flows from operating activities:
Net loss for the period	$ (2,798)	$ (1,613)	$ (3,899)	$ (2,877)
Items not involving cash:
Stock-based compensation	915	140	1,003	240
Depreciation of equipment	4	9	8	19
Finance income	(1)	(11)	(2)	(17)
Accretion expense	33	-	51	-
Finance expense	37	-	55	6
Other	-	(1)	(1)	-
Change in non-cash operating working capital (note 9)	326	139	367	(284)
Cash used in operating activities	(1,484)	(1,337)	(2,418)	(2,913)
Cash flows from financing activities:
Issuance of common shares and warrants,
net of issuance costs	-	-	-	6,118
Exercise of warrants	1,930	-	1,930	180
Issuance (Repayment) of loans, promissory notes and warrants	150	-	1,068	(900)
Issuance of convertible notes	600	-	600	-
Issuance costs	(17)	-	(39)	-
Interest on promissory notes	(37)	-	(55)	(6)
Cash provided by financing activities	2,626	-	3,504	5,392
Cash flows from investing activities:
Purchase of fixed assets	(3)	-	(3)	-
Interest income	-	11	2	17
Cash (used in) provided by investing activities	(3)	11	(1)	17
Increase (decrease) in cash and cash equivalents during the period	1,139	(1,326)	1,085	2,496
Cash and cash equivalents, beginning of period	599	4,142	653	320
Cash and cash equivalents, end of period	$ 1,738	$ 2,816	$ 1,738	$ 2,816

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

4

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

1.	Reporting Entity

Lorus Therapeutics Inc. (“Lorus” or the “Company”) is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company’s shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company and its subsidiary as at November 30, 2013 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and may not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on January 7, 2014.

(b) Basis of measurement - Going concern

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis except for deferred share units which are measured at fair value.

There is substantial doubt about the Company’s ability to continue as a going concern because management has forecasted that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained. Management continues to consider financing alternatives on an ongoing basis and will continue to do so in order to continue funding its operations and clinical trials. However, there can be no assurance that any of the ongoing discussions will materialize into investments and that capital will be available as necessary to meet continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited condensed consolidated interim financial statements. Such amounts could be material.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its Canadian subsidiary Nuchem Pharmaceuticals Inc. is the Canadian dollar (“$”).

(d) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the use of the going concern assumption and the valuation of contingent liabilities. Significant estimates also take place in connection with the valuation of compound instruments, valuation of share-based compensation, share purchase warrants and finders’ warrants.

5

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ending May 31, 2013. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and six month periods ended November 30, 2013 are not necessarily indicative of the results that may be expected for the full year ended May 31, 2014. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended May 31, 2013.

Standards and Interpretations Adopted in Fiscal 2014

On June 1, 2013, we adopted the following standards and amendments to existing standards:

IFRS 10, Consolidated Financial Statements, (“IFRS 10”) replaces consolidation requirements in IAS 27, consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities, and establishes principles for identifying when an entity controls other entities. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) establishes comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and special purpose vehicles. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a single source of fair value measurement and disclosure requirements in IFRS. The adoption of this standard did not have a material impact on the Company’s financial statements.

Amendments to IAS 1, Presentation of Financial Statements, to require entities to group items within other comprehensive income that may be reclassified to net income. The adoption of this standard did not have a material impact on the Company’s financial statements.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2013, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for more than the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations (note 2b).

(a)	Cash and cash equivalents

As at November 30, 2013 cash and cash equivalents consists of cash of $1.477 million (May 31, 2013 - $144 thousand) and funds deposited into High Interest Savings Accounts totaling $261 thousand (May 31, 2013 -$509 thousand). The current interest rate earned on these deposits is 1.25% (May 31, 2013 - 1.25%)

6

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

5.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	November 30, 2013	May 31, 2013

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$1,738	$653
Financial liabilities
Accounts payable, measured at amortized cost	190	713

Accrued liabilities, measured at amortized cost	2,123	1,103

Promissory note payable, measured at amortized cost	863	─

Long term loans payable, measured at amortized cost	150	─

Convertible promissory notes, measured at amortized cost	503	─

At November 30, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b)   Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. Refer to note 2(b) for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At November 30, 2013, U.S. dollar denominated accounts payable and accrued liabilities amounted to $485 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $49 thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

7

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

The Company has issued deferred share units. These units represent a cash liability to the Company which fluctuates with the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at November 30, 2013 the Company had issued 780,000 (May 31, 2013 - 780,000) deferred share units and at November 30, 2013 that represents a cash liability of $413 thousand (May 31, 2013 - $172 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $41 thousand (May 31, 2013 - $17 thousand).

The Company does not invest in equity instruments of other corporations.

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2013	42,251	$ 174,522	27,143	$ 2,421
Expiry of broker warrants (b)	─	─	(194)	(25)
Issuance of warrants (a)	─	─	918	75
Balance at August 31, 2013	42,251	$ 174,522	27,867	$ 2,471
Warrant exercises (b)	4,445	2,401	(4,445)	(471)
Balance at November 30, 2013	46,696	$ 176,923	23,422	$ 2,000

(a)	Promissory Notes and Warrants

In June 2013 the Company completed a private placement of units (“Units”) at a price of $1,000 per unit, for aggregate gross proceeds of $918 thousand.

Each Unit consists of (i) a $1,000 principal amount of unsecured promissory note and (ii) 1,000 common share purchase warrants. The promissory notes bear interest at a rate of 10% per annum, payable monthly and are due June 19, 2014. Each warrant entitles the holder thereof to acquire one common share of the Company at a price per common share equal to $0.25 at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers acquired $68 thousand of the promissory notes. A company related to a Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and an investor which holds more than 10% of the common shares of the Company and the ability to acquire control of more than 20% of the Company acquired $100 thousand of the promissory notes.

The promissory notes contain a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the warrants. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

The Company incurred costs associated with the financing of $23 thousand. These costs will be amortized using the effective interest rate method over the 12 month life of the notes.

	Six months ended	Six months ended
	November 30, 2013	November 30, 2012

Promissory Notes	$918	$	─
Less: Equity warrant component of notes	(75)		─
Less: Issue costs	(23)		─
Accretion in carrying value of notes	820 43		─
Balance, end of period	$863	$	─

8

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

(b)	Exercise of Warrants

During the six month period ended November 30, 2013 4.445 million warrants (November 30, 2012 - 398 thousand) were exercised for proceeds of $1.93 million (November 30, 2012 - $180 thousand). The carrying amount related to these warrants was $471 thousand (November 30, 2012 - $43 thousand) and transferred from warrants to share capital.

Expiry of Warrants

Broker warrants with a carrying amount of $25 thousand expired unexercised in August 2013. The impact of the expiry was a reclassification of the amount from warrants to contributed surplus.

(c)	Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Six months ended	Six months ended
	November 30, 2013	November 30, 2012

Balance, beginning of year	$21,217	$21,186
Expiry of broker warrants	25	─
Expiry of stock options	38	31
Balance, end of period	$21,280	$21,217

(d)	Continuity of stock options

	Six months ended	Six months ended
	November 30, 2013	November 30, 2012
Balance, beginning of year	$1,018	$535
Stock based compensation	1,003	240
Expiry of stock options	(38)	(31)
Balance, end of period	$1,983	$744

(e)	Loss per share

 Loss per common share is calculated using the weighted average number of common shares outstanding for the three and six month periods ending November 30, 2013 calculated as follows:

	Three months ended		Six months ended
	November 30		November 30
	2013	2012	2013	2012

Issued common shares, beginning of period	42,251	42,251	42,251	21,228
Effect of private placement	-	-	-	20,625
Effect of warrant exercises	1,482	-	741	398
	43,733	42,251	42,992	42,251

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

9

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

7.	Stock options

(a) Stock options transactions for the period:

	Six months ended		Six months ended
	November 30, 2013		November 30, 2012
	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, Beginning of year	3,358	$0.46	1,611	$0.44
Granted	1,663	0.61	1,780	0.48
Exercised	─	─	─	─
Expired	(19)	1.16	(33)	0.54
Outstanding, end of period	5,002	$0.50	3,358	0.46

(b) Stock options outstanding at November 30, 2013:

Options outstanding				Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$ 0.18 - $ 0.22	1,506	8.0	0.21	1,343	0.21
$ 0.23 - $ 0.48	2,356	9.0	0.43	1,555	0.4
$ 0.49 - $ 9.90	1,140	9.6	1.05	1,140	1.05
	5,002	8.8	0.50	4,038	0.52

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Six months ended	Six months ended
	November 30, 2013	November 30, 2012

Exercise price	$0.29-0.78	$ 0.475
Grant date share price	$0.29-0.78	$ 0.475
Risk free interest rate	1.5%	3.0%
Expected dividend yield	-	-
Expected volatility	135%	135%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$0.53	$0.42

Stock options granted by the Company during the six months ended November 30, 2013 vested immediately.

Stock options granted by the Company during the six months ended November 30, 2012 have various vesting schedules. Options granted to directors consisted of 160,000 options that vested 50% upon issuance and 50% one year later. Options granted to the COO of 1,050,000 vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Options granted to certain employees totaled 325,000 and vested 50% upon certain performance criteria measured as of May 31, 2013 and 25% on May 31, 2014 and 25% on May 31, 2015. Options granted to employees totaled 245,000 and vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015.

Refer to note 10 for a breakdown of stock option expense by function.

10

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

The Company has reserved up to 7,000,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of November 30, 2013.

(d) Deferred share units

The Lorus Deferred Share Unit (DSU) plan gives the holder of the DSU’s the option between settlement in cash or shares of Lorus and the Board of Directors of Lorus has the final determination as to the method of settlement. It is currently the intention of the Board of Directors to comply with the wishes of the holder in terms of settlement method. It is also anticipated that the settlement method of the currently outstanding DSU’s will be in the form of cash and as such the liability has been treated as a cash settled liability.

As at November 30, 2013, 780,000 deferred share units have been issued (May 31, 2013 - 780,000), with a carrying amount of $413 thousand representing the fair market value of the units as of November 30, 2013 (May 31, 2013 - $172 thousand) recorded in accrued liabilities.

8.	Convertible promissory notes and loans payable
a)	Convertible promissory notes

In September 2013 the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to a director of the Company acquired $100 thousand of the promissory notes and two investors who each hold more than 10% of the common shares of the Company and the ability to acquire control of more than 20% of the Company collectively acquired $262 thousand of the promissory notes.

The promissory notes are a compound instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the conversion feature. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

The Company incurred costs associated with the financing of $17 thousand. These costs will be amortized using the effective interest rate method over the 24 month life of the notes.

	Six months ended	Six months ended
	November 30, 2013	November 30, 2012

Promissory Notes	$600	$	─
Less: Equity component of notes	(88)		─
Less: Issue costs	(17)		─
Accretion in carrying value of notes	495 8		─
Balance, end of period	$503	$	─

b) Loans payable

In September 2013 the Company entered into loan agreements for proceeds of $150 thousand. The loan agreements are unsecured, bear interest at a rate of 10% per annum payable quarterly and are due September 30, 2015.

11

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

9.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended		Six months ended
	November 30		November 30
	2013	2012	2013	2012

Prepaid expenses and other assets	(126)	53	(130)	(72)
Accounts payable	(475)	158	(523)	8
Accrued liabilities	927	(72)	1,020	(220)
	326	139	367	(284)

During the six months ended November 30, 2013 the Company accrued and paid $40 thousand in interest expense on the $918 thousand promissory notes as described in note 6(a). The interest accrues at a rate of 10% per annum. In addition the Company accrued interest during the six months ended November 30, 2013 on the loan agreements and convertible promissory notes described in note 8 of $12 thousand. The interest accrues at a rate of 10% per annum and is paid quarterly. In addition the Company paid interest of $3 thousand at a rate of 10% per annum to the withheld pay of employees.

During the six months ended November 30, 2012 the Company accrued and paid $6 thousand in interest expense on the $900 thousand promissory note due to Mr. Abramson repaid on June 25, 2012. The interest accrued at a rate of 10% per annum.

10.	Other expenses

 Components of research and development expenses:

	Three months ended		Six months ended
	November 30		November 30
	2013	2012	2013	2012

Program costs (note 11)	498	854	1,085	1,465
Stock based compensation	207	57	240	84
Deferred share unit costs	82	(9)	73	2
Depreciation of equipment	4	8	8	16
	791	910	1,406	1,567

Components of general and administrative expenses:

	Three months ended		Six months ended
	November 30		November 30
	2013	2012	2013	2012

Stock based compensation	708	83	763	156
General and administrative excluding salaries	530	491	787	829
Salaries	509	161	670	328
Deferred share unit costs	191	(22)	169	5
Depreciation of equipment	─	1	─	3
	1,938	714	2,389	1,321

12

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2013 and 2012

(Tabular amounts are in 000s)

11.	Research and development programs:

Program costs by product class are as follows:

	Three months ended November 30		Six months ended November 30
	2013	2012	2013	2012

Small molecules	$498	$751	$997	$1,260

Immunotherapy	─	103	88	205

Total	$498	$854	$1,085	$1,465

12.	Commitments, contingencies and guarantees.

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial. These contracts could result in future payment commitments of approximately $1.5 million. Of this amount, $880 thousand has been paid and $193 thousand has been accrued at November 30, 2013 (May 31, 2013 - $740 thousand paid and $253 thousand accrued). The payments are based on services performed and amounts may be higher or lower based on actual services performed.

On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus has committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It is expected that this will result in costs of approximately $4 million over a two year period. The Company has not yet entered into any contracts related to the drug manufacturing.

The Board of Directors has agreed to grant at certain points in the future, contingent upon the occurrence of certain events, grants of stock-based awards to certain employees and directors.

13.	Related Party Transactions

See notes 6(a), 8 (a) and 14 for details of related party transactions

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Subsequent Events

On December 10, 2013 the Company completed a public offering of common shares. The Company issued a total of 12,730,000 common shares at a price of $0.55 per common share, for aggregate gross proceeds of $7,001,500. A related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in the Offering and acquired an aggregate of 1,820,000 common shares.